October 31, 2014

Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549

Re:      Chemed Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-08351

Dear Ms. Jenkins:

On behalf of Chemed Corporation (“Chemed” or the “Company”), this letter is sent in response to your office’s comment letter dated October 29, 2014.

Form 10-K for the Year ended December 31, 2013
Exhibit 13 – Financial Review
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88
Liquidity and Capital Resources, page 89
Cash Flow, page 90

1.
We note you have provided only summarized statements of cash flow without any discussion of your cash flows.  Please provide us with, and confirm that you will include in future filings, a detailed discussion analyzing the components of the statements of cash flows (i.e. operating, investing and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant changes in receivables, inventories, accounts payable, etc.) for each period presented.  In this regard please ensure to include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating, investing and financing cash flows.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources for further guidance.

In response to this comment, we confirm that we will include in future filings a detailed discussion analyzing the components of the statements of cash flows (i.e. operating, investing and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant changes in receivables, inventories, accounts payable, etc.) for each period presented.  The 2013 Form 10-K Disclosure is presented below incorporating such expanded disclosures (additions are redlined):

Excerpt from p. 90 of the December 31, 2013 Form 10-K

CASH FLOW

Our cash flows for 2013, 2012 and 2011 are summarized as follows (in millions):

	For the Years Ended December 31
	2013	2012	2011
Net cash provided by operating activities	$150.8	$131.8	$174.3
Capital expenditures	(29.3)	(35.3)	(29.6)
Operating cash after capital expenditures	121.5	96.5	144.7
Purchase of treasury stock in the open market	(92.9)	(60.5)	(143.9)
Business combinations	(2.3)	(5.9)	(3.7)
Dividends paid	(14.1)	(13.0)	(12.5)
Proceeds from exercise of stock options	17.1	12.3	8.0
Increase/(decrease) in cash overdraft payable	(11.4)	1.9	(0.8)
Other--net	(3.0)	0.2	(3.6)
Increase/(decrease) in cash and cash equivalents	$14.9	$31.5	$(11.8)

2013 versus 2012 -

The net decrease in cash flows generated between 2013 and 2012 of $16.6 million is mainly the result of an increase in the purchase of treasury stock of $32.3 million (resulting in a decrease in cash flow) offset by an increase of cash provided by operating activities of $19.0 million.

In 2013, we repurchased approximately 1.4 million shares of Chemed capital stock at a weighted average price of $68.50 per share.   In 2012, we repurchased approximately 900,000 shares of Chemed stock at a weighted average price of $64.87 per share.  Based on our current operations and our current sources of capital, we believe we have the ability to continue our current share repurchase program into the foreseeable future.

The change in net cash provided by operating activities is mainly the result of a $35.4 million increase in cash flows related to accounts payable and other current liabilities offset by a decrease in the cash flows related to accounts receivable of $15.4 million.

The increase in accounts payable and other current liabilities is mainly the result of $20.8 million of accrued but unpaid legal settlements as of December 31, 2013 and an increase in our Medicare Cap liability of $7.0 between years.  The remainder of the increase is the result of the normal timing of payments with respect to accounts payable and accrued compensation.

Significant changes in our accounts receivable balances are driven mainly by the timing of payments received from the Federal government at our VITAS subsidiary.  We typically receive a payment in excess of $35 million from the Federal government for hospice services every other Friday.  The timing of year end will have a significant impact on the accounts receivable at VITAS.  These changes generally normalize over a two year period, as cash flow variations in one year are offset in the following year.

2012 versus 2011 –

The net change in cash flows generated between 2012 and 2011 of $43.3 million is mainly the result of an $83.4 million decrease in the purchase of treasury stock (resulting in an increase in cash flows) offset by a decrease in cash provided by operations of $42.5 million.

In 2012, we repurchased approximately 900,000 shares of Chemed capital stock at a weighted average price of $64.87 per share.  In 2011, we repurchased approximately 2.6 million shares of Chemed stock at a weighted average price of $55.28 per share.

The change in net cash provided by operating activities is mainly the result of a decrease in cash flows from accounts receivable of $51.3 million offset by an increase in cash flows from accounts payable and other current liabilities of $6.4 million.

Significant changes in our accounts receivable balances are driven mainly by the timing of payments received from the Federal government at our VITAS subsidiary.  We typically receive a payment in excess of $35 million from the Federal government for hospice services every other Friday.  The timing of year end will have a significant impact on the accounts receivable at VITAS.  These changes generally normalize over a two year period as cash flow variations in one year are offset in the following year.  At December 31, 2010, the Federal government experienced a delay in processing the final hospice payment of the year resulting in unusually high VITAS’ accounts receivable.  This resulted in the 2011 change in accounts receivable to be larger than normal, which distorted the timing differences seen when comparing the 2012 to 2011 cash flow.

The increase in cash flows from accounts payable and other current liabilities is the result of the normal timing of payments with respect to accounts payable and accrued compensation.

Results of Operations, page 93
2013 Versus 2012 Segment Results, page 96

2.
Please disclose in future filings the business reasons for the changes between periods in the after-tax segment earnings (loss) line item shown on page 67 for each segment, as well as Corporate.  Please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please provide us your proposed disclosures.  Refer to Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

In response to this comment, we confirm that we will include in future filings the business reasons for the changes between periods in the after-tax segment earnings (loss) line item shown on page 67 for each segment, as well as Corporate and quantify the incremental impact of each individual business reason discussed on the overall change in the line item. The 2013 Form 10-K Disclosure is presented below incorporating such expanded disclosures (additions are redlined):

Excerpt from p. 96 of the December 31, 2013 Form 10-K

2013 Versus 2012 – Segment Results

The change in net income for 2013 versus 2012 is due to (in thousands, except percentages):

	Increase/(Decrease)
	Amount	Percent
VITAS	$(10,433)	(12	) %
Roto-Rooter	(1,662)	(5)
Corporate	18	-
	$(12,077)	(14)

VITAS’ after-tax earnings were negatively impacted in 2013 compared to 2012 by a $6.5 million after-tax charge for litigation settlements, combined with a revenue decline of 2% due to the effects of the Federal government reimbursement cut due to: sequestration beginning April 1, 2013; mix shift away from high acuity care; and an increase in the Medicare Cap charge of $8.7 million.  After-tax earnings as a percent of revenue at VITAS in 2013, excluding the impact of the litigation settlements, were 8.0% as compared to 8.1% in 2012.  Thus, the decline in revenue between years was essentially matched by operating expense savings, mainly in labor and related fringe benefit costs.

Roto-Rooter’s after-tax earnings were negatively impacted in 2013 compared to 2012 by a $9.6 million after-tax charge for litigation settlements, offset by a revenue increase of 1% mainly due to the effect of price increases for services performed.  After-tax earnings as a percent of revenue at Roto-Rooter in 2013, excluding the impact of the litigation settlements, were 10.5% as compared to 8.5% in 2012.  The improvement in after-tax income as a percent of revenue is the result of expense saving initiatives including a targeted reduction in support employees at the field level, as well as changes to the healthcare and casualty insurance programs.

After-tax Corporate expenses were essentially unchanged between years.

Excerpt from p. 98 of the December 31, 2013 Form 10-K

2012 Versus 2011 – Segment Results

The change in net income for 2012 versus 2011 is due to (in thousands, except percentages)

	Increase/(Decrease)
	Amount	Percent
VITAS	$6,219	8%
Roto-Rooter	(3,974)	(11)
Corporate	1,080	4
	$3,325	4

The increase in VITAS’ after-tax earnings in 2012 compared to 2011 was primarily the result of an 8% increase in revenue.  The revenue increase was the result of a 2.5% Medicare reimbursement increase and a 5.5% increase due to volume and mix shift.  After-tax earnings were 8.1% in both years.

The decline in Roto-Rooter’s after-tax earnings in 2012 compared to 2011 was primarily the result of a 2% decline in revenue coupled with an increase in employee health care costs.  The decline in revenue was driven by a decrease in jobs performed for both residential and commercial customers.  After-tax earnings as a percent of revenue was 8.5% in 2012 compared to 9.4% in 2011.

The decline in Corporate expenses, which resulted in an increase in after-tax earnings, is mainly the result of a decline in long-term incentive compensation to key executives.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

CHEMED CORPORATION

BY:	/s/ Arthur V. Tucker, Jr.

Arthur V. Tucker, Jr.

Vice President and Controller

Cc:  Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP